Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

26th August 2002

[redacted]

02049919

02 SEP 10 AM 12:45

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Director's Share Transaction</u>

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction in JMH. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Reduced	Price Per Share
Simon Keswick	Cessation of deemed interest in shares held by two family trusts in which the director's child, who has turned 18 years old on 25th August 2002, is a beneficiary	25/08/2002	- 24,435,403	N/A

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

pp

Neil M McNamara
Group Corporate Secretary

9/11

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